SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

MiMedx Group, Inc.

(Name of Registrant as Specified In Its Charter)

Parker H. Petit

David J. Furstenberg

Shawn P. George

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

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3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

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4)	Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [ ], 2019

MiMedx Group, Inc.

__________________________

PROXY STATEMENT

OF THE

MiMedx Shareholder Group

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

This Proxy Statement and the enclosed WHITE proxy card are being furnished by Parker H. “Pete” Petit (“Mr. Petit”), David J. Furstenberg (“Mr. Furstenberg”) and Shawn P. George (“Mr. George”) (as identified on Annex I, the “MiMedx Shareholder Group”, “we”, “us” or the “Nominees”) who are the Nominees named in Proposal 1 in connection with the solicitation of proxies (this “Proxy Statement”) from the shareholders of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Company”).

We ask that you please vote for the proposals below at the upcoming MiMedx 2018 annual meeting of shareholders (the “Annual Meeting”), to be held on June 17, 2019 at [●], at [●], with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

Proposal		Our Recommendation

1.	To elect the MiMedx Shareholder Group slate of three director nominees—Parker H. “Pete” Petit, David J. Furstenberg and Shawn P. George—each to serve as directors and hold office until their respective successors are duly elected and qualified.	FOR ALL three of the Nominees
2.	To adopt a resolution to amend the Bylaws of the Company to require the election of the three Class III Directors of the Board of Directors of the Company (the “Board”) to take place on July 25, 2019 and to prohibit the Board from postponing or canceling such meeting.	FOR
3.	To adopt a resolution that each provision or amendment of the Bylaws of the Company (adopted by the Board and not by the Company’s shareholders) subsequent to October 3, 2018 and prior to July 25, 2019 be repealed, effective as of the time this resolution is approved by the Company’s shareholders.	FOR
4.	[To ratify the appointment of [______] as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.]	[●]
5.	To transact any other business that may properly come before the meeting and at any and all adjournments or postponements thereof.

Through this Proxy Statement and the enclosed WHITE proxy card, we are soliciting proxies to elect the three Nominees named herein to serve as directors, who if elected would constitute a minority of the Board. [The Company and] Prescience Partners, LP (“Prescience”) have nominated their own set of directors for election at the Annual Meeting.

This Proxy Statement and WHITE proxy card are first being mailed or given to the Company’s shareholders on or about [●], 2019. The Circuit Court for the Second Judicial Circuit in and for Leon County, Florida (the "Leon County Court") has ordered the Company to hold its 2018 annual meeting of shareholders on June 17, 2019. The Company has not yet publicly disclosed certain information, including, but not limited to, the time and location of the Annual Meeting and the number of shares of Common Stock outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as [May 9, 2019]. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were [●] shares of common stock, par value $0.001 per share (“Common Stock”), outstanding according to [the Company’s [●] filed with the Securities and Exchange Commission (the “SEC”) on [●]]. As of May [●], 2019, the MiMedx Shareholder Group may be deemed to beneficially own, in the aggregate, 4,719,174 shares of Common Stock, as further described on Annex I.

We urge you to sign, date and return the WHITE proxy card “FOR ALL” three Nominees to the Board[, “FOR” Proposal 2, “FOR” Proposal 3, and “[●]” Proposal 4].

This proxy solicitation is being made by the Nominees, and not on behalf of the Company’s Board of Directors or management of the Company or any other third party.  We are not aware of any other matters to be brought before the Annual Meeting other than as described herein.  Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

If you have already voted using the [Company’s [●] proxy card or] Prescience’s blue proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page [10].

We urge you to promptly sign, date and return your WHITE proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

Banks and Brokers Call Collect: (203) 972-9300

All Others Call Toll-Free: (877) 972-0090

info@investor-com.com

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PROPOSAL 1: ELECT THREE CLASS II DIRECTORS

The Board currently consists of eight directors divided into three classes. There are ten director seats on the Board, of which there is a vacancy in the Class II and Class III director seats. The election of the Company’s three Class II directors has been order by the Leon County Court at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three Nominees. Each of the Nominees (except Mr. Petit) would be considered an independent director of the Company under (i) Rule 5605(a) of the NASDAQ’s Listing Rules and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NASDAQ Listing Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

If successful in our proxy solicitation, the Board will be composed of our three Nominees—Parker H. “Pete” Petit, David J. Furstenberg and Shawn P. George—and incumbent directors Charles R. Evans, Luis Aguilar, Charles E. Koob, Neil Yetson, J. Terry Dewberry and Larry W. Papasan. If elected, each of the Nominees will serve a three-year term until their successors have been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board. Even if all of the Nominees are elected they will constitute a minority on the Board.

We are soliciting proxies to elect only the three Nominees listed herein. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer discretionary voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for the three Nominees listed on the card. [You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company, by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting or by voting via the Internet or toll-free telephone number if provided by the Company in its proxy materials, if applicable. You should refer to the Company’s [proxy statement] for the names, background, qualifications and other information concerning the Company’s director nominees.]

Nominees:

Parker H. “Pete” Petit
Age; Address	79; 1650 Cox Road, Roswell, GA 30075
Occupation	President of the Petit Group
Experience

Mr. Parker H. Petit is the President of the Petit Group, a position he has held since 2008. Mr. Petit became the Chairman of the Board and Chief Executive Officer of MiMedx in 2009 and served in such capacities until his resignation as CEO and Chairman effective June 30, 2018 and as a director of MiMedx effective September 20, 2018[1].

Prior to joining MiMedx, Mr. Petit was the Chairman and CEO of Matria Healthcare, Inc. (NASDAQ: MATR) from 1996 until it was sold in May 2008. Matria Healthcare was a former subsidiary of Healthdyne, Inc. which Mr. Petit founded in 1971.

Mr. Petit is currently a member of the Board of Directors of Intelligent Systems Corporation (NYSE: INS), a position he has held since 1996. Mr. Petit is a long-standing member of both the Audit and Compensation Committees of Intelligent Systems Corporation. Mr. Petit also served on the Board of Directors of Atlantic Southeast Airlines, which was acquired by Delta Airlines, and on the Board of Directors of Norrell Corporation, which was acquired by Spherion Corporation.

Mr. Petit is a director of the Georgia Research Alliance, a state funded organization focused on high growth initiatives and corporate development for the state of Georgia. He has previously served on the Atlanta Chamber of Commerce Board, the Georgia Tech Foundation Board and the Advisory Board for Georgia State University’s J. Mack Robinson College of Business. Mr. Petit has also funded a professorial chair for “Engineering in Medicine” and endowed the Petit Institute for Bioengineering and Biosciences at the Georgia Institute of Technology.

________________________

1 According to a Form 8-K filed by the Company with the SEC on September 20, 2017, the Company issued a press release announcing Mr. Petit’s resignation from the Board and the determination by the Board and the Compensation Committee that the separation be treated as termination “for cause,” including for purposes of the MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan (the “2006 Plan”) and the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (together with the 2006 Plan, the “Plans”), and based upon the final results of the Company’s restatement of its previously issued consolidated financial statements and financial information, action shall be taken pursuant to the Plans and the Company’s Compensation Recoupment Policy to recover compensation previously paid to Mr. Petit, William C. Taylor, Michael J. Senken and John E. Cranston. To date, despite numerous inquiries the incumbent Board and Compensation Committee have provided no explanation for such determination.

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Mr. Petit was inducted in the Technology Hall of Fame of Georgia in 1994 and into the Georgia State Business Hall of Fame in 2007. He is also a member of the National Academy of Engineering.
Mr. Petit received his B.S. in Mechanical Engineering and his Master of Science degree in Engineering Mechanics from the Georgia Institute of Technology. He later received his M.B.A. in Finance from Georgia State University.
Skills & Qualifications	Mr. Petit’s qualifications to serve on the Board include his extensive experience serving as the Chairman and/or CEO of public healthcare companies, including nearly a decade serving in those roles at MiMedx, his operational expertise, and his deep understanding of the healthcare industry.
David J. Furstenberg
Age; Address	58; 1226 Wind Chime Dr., Waterford, MI 48327
Occupation	Currently retired. Former Director of Taxes at Pulte Home Corporation.
Experience

Mr. David J. Furstenberg is currently retired. Most recently, he was the Director of Taxes at Pulte Home Corporation, a Fortune 500 publicly traded homebuilder, a position he held from 1997 until his retirement in 2016. In that role, Mr. Furstenberg led the federal, state and international tax research and planning functions. Other responsibilities of Mr. Furstenberg included advising and partnering with executive management and multiple departments on tax matters related to M&A and other strategic initiatives. Mr. Furstenberg has also negotiated settlements with the Internal Revenue Service as well as numerous State Departments of Revenue. He served on the PulteGroup 401(k) Committee serving in a fiduciary capacity and overseeing the 401(k) plan with over $600 million in assets.

Prior to working at Pulte Home Corporation, Mr. Furstenberg was Assistant Vice President at Handleman Company, a publicly traded company with revenues in excess of $1 billion with responsibilities similar to those at Pulte Home Corporation. Mr. Furstenberg began his career at Price Waterhouse where he advised multinational companies on a variety of complex tax matters.

Mr. Furstenberg is a certified public accountant and attorney with knowledge in the areas of tax, accounting, finance, M&A, project management, complex restructuring and compliance.

Mr. Furstenberg is a member of the Michigan Association of CPAs, the State Bar of Michigan, as well as a past member of the Tax Executives Institute, where he served as Chair of the IRS Administrative Affairs Committee and also a past member of the Committee on State Taxation (COST).

Mr. Furstenberg received his J.D. from Wayne State University Law School and his B.A. in Accounting from Michigan State University.

Skills & Qualifications	Mr. Furstenberg’s qualifications to serve on the Board include his tax and accounting expertise, his 25 years in management at multinational public companies, extensive experience working with national law firms and national accounting firms and his general business acumen.
Shawn P. George
Age; Address	64; 1526 Kanawha Boulevard East, Charleston, West Virginia 2531
Occupation	Partner at George & Lorensen, PLLC
Experience	Mr. Shawn P. George is a Partner at the law firm George & Lorensen, PLLC, a position he has held since the firm was founded in 1991. Mr. George’s practice has spanned over thirty-seven years and includes both plaintiff and defense side representation in complex civil litigation and commercial matters. Of particular relevance here, he has expertise in the areas of contracts, commercial transactions, alleged regulatory breaches and insurance issues.

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Mr. George serves regularly as a counsel and consultant to businesses on a variety of corporate issues, including multi-forum litigation and risk related management, as well as an arbitrator or meditator in complex, multi-party business or commercial transactions and disputes. Mr. George is recognized as a West Virginia Super Lawyer.
Mr. George is an Executive Committee Member and Secretary of the Board of Northwood School and Chairman of its Committee on Trustees, an Emeritus Member of the Law Council of Washington and Lee University School of Law, the former Chairman of the Sunrise Museum and the former Board member and current Advisory Member of the Clay Center for the Arts and Sciences of West Virginia.
Mr. George received his J.D. from Washington and Lee University School of Law and his B.A. in Government from Hamilton College.
Mr. George has been a long-standing shareholder of MiMedx, a position that has only grown over time.
Skills & Qualifications	Mr. George’s qualifications to serve as a director on the Board include his legal experience representing clients in complex litigation and commercial matters, his role as a consultant to businesses on corporate issues and his more than decade-long investment in MiMedx.

We urge shareholders to vote FOR ALL three of the Nominees on the WHITE proxy card.

Except as stated above, none of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees (except Mr. Petit) will be considered an independent director of the Company under (i) Rule 5605(a) of NASDAQ’s Listing Rules; and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NASDAQ Listing Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

We refer shareholders to the Company’s [proxy statement] for the biographies and other important information regarding the members of the Board in the classes of directors that are not up for election at the Annual Meeting.

Each of the Nominees has entered into a group agreement (the “Group Agreement”) pursuant to which, among other things, Mr. Petit has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting. If elected, each of the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for service of non-employee directors. Mr. Petit and Mr. George were party to an engagement letter whereby Mr. George had agreed to provide legal advice and consultation to Mr. Petit in connection with his investment in the Company. On May 10, 2019, upon the filing of the Nominees’ preliminary proxy statement, the engagement terminated by mutual agreement.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. We do not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the WHITE proxy card will be voted for a substitute candidate selected by the MiMedx Shareholder Group.  If the MiMedx Shareholder Group determines to add or substitute nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement, a court of competent jurisdiction orders the election of additional directors at the Annual Meeting or for any other reason, it will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and includes biographical and other information about such nominees required by the rules of the SEC.

Vote Required.

According to the Company’s Bylaws (the “Bylaws”), directors will be elected by a plurality of the votes cast (meaning that the three director nominees who receive the highest number of shares voted “FOR” their election by the Company’s shareholders will be elected to the Board). Abstentions and broker non-votes will have no effect on the outcome of Proposal 1.

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We urge you to sign and return our WHITE proxy card. If you have already voted using any other proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

We Recommend a Vote FOR ALL THREE of the Nominees on the WHITE proxy card.

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[PROPOSAL 2: CLASS III DIRECTOR ELECTION BYLAW

Pursuant to the Bylaws, the Board has the power to designate the date and time of the annual meeting of shareholders and may postpone or cancel meetings for any reasonable reason. This Class III Director election Bylaw Proposal will require the 2019 annual meeting of shareholders of the Company (the “2019 Annual Meeting”) to take place on July 25, 2019.

Proposal

To adopt, pursuant to Section 607.1020 of the Florida Business Corporation Act (the “Act”) and Article VIII, Section 10 of the Bylaws, a resolution that would amend the Bylaws to specify that the meeting date to elect the Class III directors in 2019 will take place on July 25, 2019.

The following is the complete text of the resolution:

RESOLVED, that pursuant to Article VIII, Section 10 of the Bylaws, Article II, Section 2 of the Bylaws shall be, and hereby is, amended and restated in its entirety as follows (additions are indicated by italics):

Section 2. Annual Meeting. The annual meeting of shareholders shall be held on a date and at a time designated by the Board of Directors; except that in 2019 the Board of Directors shall hold a meeting on July 25, 2019 for the election of three Class III directors. At the annual meeting, directors shall be elected and any other business as may properly be brought before the meeting in accordance with these Amended and Restated Bylaws (as amended from time to time in accordance with the terms hereof, these “Bylaws”) may be transacted.

and Article II, Section 7 is amended in relevant part as follows (additions are indicated by italics):

Section 7. Adjourned or Postponed Meetings. “….The Board of Directors may, at any time prior to the holding of an annual meeting or a special meeting of shareholders (other than a Shareholder Requested Special Meeting or the July 25, 2019 meeting for the election of Class III directors) and for any reasonable reason, postpone or cancel such meeting.”

Pursuant to the Company’s Articles of Incorporation, as amended (the “Charter”) and the Bylaws, directors “shall be elected for a three-year term.” The election of the Class III directors was held on May 18, 2016 where each of J. Terry Dewberry (“Mr. Dewberry”), Larry W. Papasan (“Mr. Papasan”) and Mr. Petit were elected for three-year terms. Messrs. Dewberry and Papasan are still members of the Board. Given that each of Messrs. Dewberry and Papasan were elected for three-year terms, their terms expired on May 18, 2019. The MiMedx Shareholder Group believes that holding a meeting on July 25, 2019 to elect the Class III directors (which is three months longer than a three-year term) will accomplish the shareholders’ will to choose every three years whether to reelect or replace a class of their representatives on the Board. Mr. Petit may nominate persons for election as Class III directors to the Board at the 2019 Annual Meeting. Further, the MiMedx Shareholder Group seeks an amendment to the Bylaws to ensure that the Board will not cancel a meeting that the shareholders have voted for thereby negating the impact of the shareholder vote.

Vote Required.

According to the Bylaws, the approval of Proposal 2 requires the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 2. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 2.

We Recommend a Vote FOR Proposal 2 on the WHITE proxy card.]

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[PROPOSAL 3: REPEAL CERTAIN BYLAW AMENDMENTS

Pursuant to the Bylaws, the Board has the power to amend or repeal the Bylaws and adopt new bylaws of the Company. As of the date of this Proxy Statement, we are not aware of any decision by the Board to adopt, amend or repeal any provision of the Bylaws since October 3, 2018, but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such a provision or amendment could be disclosed and/or become effective. Such an amendment or provision could negatively impact our ability to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect the ability of the Company’s shareholders to vote on Proposal 2 or the Nominees.

Although adoption of this proposal could have the effect of repealing undisclosed amendments to the Bylaws without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

Proposal

To adopt, pursuant to Section 607.1020 of the Act and Article VIII, Section 10 of the Bylaws, a resolution that would repeal any provision or amendment to the Bylaws adopted by the Board (and not by the shareholders of the Company) subsequent to October 3, 2018.

The following is the complete text of the proposed resolution:

RESOLVED, that pursuant to Section 607.1020(1)(b) of the Florida Business Corporation Act and Article VIII, Section 10 of the Bylaws, each provision or amendment of the Bylaws of MiMedx Group, Inc. (the “Corporation”) adopted by the Board of Directors of the Corporation (and not by the Corporation’s shareholders) subsequent to October 3, 2018 and prior to July 25, 2019 be, and hereby is, repealed, effective as of the time this resolution is approved by the Corporation’s shareholders.

Vote Required.

According to the Bylaws, the approval of Proposal 3 requires the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 3.

We Recommend a Vote FOR Proposal 3 on the WHITE proxy card.]

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[PROPOSAL 4: RATIFICATION OF THE COMPANY’S SELECTION OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We expect that the Board has determined that it is desirable to request the approval of the appointment of its independent registered public accounting firm by the shareholders of the Company. We anticipate that the Company will state that the Board, upon the recommendation of its Audit Committee, has selected [●] to audit the Company’s accounts for the fiscal year ending December 31, 2018.

Shareholder ratification of the selection of [●] as the Company’s independent registered public accounting firm is not required by Florida law, the Charter, or the Bylaws.

We anticipate that a representative of [●] is expected to attend the meeting and will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Vote Required.

According to the Bylaws, Proposal 4 shall be approved if the votes cast by the holders of shares represented at the Annual Meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action.

We Recommend a Vote “[●]” Proposal 4 on the WHITE proxy card.]

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date, [May 9], 2019, are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).  We expect the Company to state that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today via Internet or telephone by following the directions on the enclosed WHITE proxy card or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of the Nominees. Please follow the instructions to vote provided on the enclosed WHITE proxy card. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by mailing them to MiMedx Shareholder Group, c/o InvestorCom, 19 Old Kings Highway S., Suite 210 Darien, CT 06820, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “FOR ALL” three of the Nominees listed in Proposal 1[, “FOR” Proposal 2 ,”FOR” Proposal 3 and “[●]” Proposal 4].

How should I vote on each proposal?

The MiMedx Shareholder Group recommends that you vote your shares on the WHITE proxy card as follows:

“FOR ALL” three Nominees standing for election to the Board named in this Proxy Statement (Proposal 1);

[“FOR” the Class III Director Election Bylaw (Proposal 2);

“FOR” the Repeal Certain Bylaw Amendments (Proposal 3); and

“[●]” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 4).]

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How many shares must be present to hold the Annual Meeting?

According to the Bylaws, the holders of a majority of the issued and outstanding shares of capital stock of the Company entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at such meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

What vote is needed to approve each proposal?

•	Proposal 1 – Election of Directors. According to the Bylaws, directors shall be elected by a plurality of the votes cast (meaning that the three director nominees who receive the highest number of shares voted “FOR” their election by the shareholders will be elected to the Board). Abstentions and broker non-votes will have no effect on Proposal 1.

THE ONLY WAY TO SUPPORT ALL THREE OF THE MIMEDX SHAREHOLDER GROUP NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” THE NOMINEES ON THE WHITE PROXY CARD. PLEASE DO NOT SIGN OR RETURN ANY OTHER COLORED PROXY CARD, EVEN IF YOU INSTRUCT TO “ABSTAIN” ON THOSE DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE WHITE PROXY CARD.

•	Proposal 2 – Class III Director Election Bylaw. According to the Bylaws, the approval of Proposal 2 requires the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 2. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 2.
•	Proposal 3 – Repeal Certain Bylaw Amendments. According to the Bylaws, the approval of Proposal 3 requires the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will not be counted as votes present and entitled to vote and therefore will not be counted in determining the outcome of this Proposal 3.
•	[Proposal 4 – Ratification of the appointment of the Company’s independent registered public account firm. According to the Bylaws, the approval of Proposals 4 shall be approved if the votes cast by the holders of shares represented at the Annual Meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action.]

What are “broker non-votes” and what effect do they have on the proposals?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from you, as the beneficial owner of such shares with respect to that proposal, the brokerage firm cannot vote such shares on that proposal unless it is a “routine” matter. Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Even though the Common Stock is not listed on the NYSE, the NYSE rules apply to brokers who are NYSE members voting on matters being submitted to shareholders at the Annual Meeting. Because we have initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by us.

What should I do if I receive a proxy card from the Company or Prescience?

You may receive proxy solicitation materials from the Company or Prescience, including an opposition proxy statement and proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or Prescience or any other statements that they may otherwise make.

We do not endorse any of the Company’s or Prescience’s nominees and recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company or Prescience. Voting “WITHHOLD” for any of the Company’s or Prescience’s nominees on their proxy cards or voting “ABSTAIN” is not the same as voting for our Nominees because a vote withheld or abstained for any of the Company’s or Prescience’s nominees will not count as a vote “FOR” our Nominees and will revoke any previous voting instructions you submitted for our Nominees.

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If you have already voted using the Company’s or Prescience’s proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	voting via Internet or by telephone by following the instructions on the enclosed WHITE proxy card or by signing, dating and returning the enclosed WHITE proxy card (the latest dated proxy is the only one that counts);
•	delivering a written revocation or a later dated proxy card for the Annual Meeting to MiMedx Shareholder Group, c/o InvestorCom, 19 Old Kings Highway S., Suite 210, Darien, CT 06820 or to the secretary of the Company; or
•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300 for assistance or if you have any questions.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S OR PRESCIENCE’S PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to MiMedx Shareholder Group, c/o InvestorCom, 19 Old Kings Highway S., Suite 210, Darien, CT 06820, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. We will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.

Mr. Petit has retained InvestorCom to provide solicitation and advisory services in connection with this solicitation. InvestorCom will be paid a fee of approximately $40,000 based upon the campaign services provided and results obtained. In addition, Mr. Petit will also reimburse InvestorCom for certain out-of-pocket expenses and will indemnify InvestorCom against certain liabilities and expenses. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that InvestorCom will employ approximately 25 persons to solicit the Company’s shareholders as part of this solicitation. InvestorCom does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Mr. Petit. Costs of this proxy solicitation are currently estimated to be approximately $[ ]. We estimate that through the date hereof, Mr. Petit’s expenses in connection with this proxy solicitation are approximately $[ ]. If successful, Mr. Petit may seek reimbursement of these costs from the Company. In the event that he decides to seek reimbursement of his expenses, he does not intend to submit the matter to a vote of the Company’s shareholders.

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The Board, which will consist of three of the Nominees, if all are elected, and six of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the company may be householding our proxy materials.

A single copy of our Proxy Statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding, please notify your bank or broker and direct your request to Investor Relations, MiMedx Group, Inc., 1775 West Oak Commons Ct. NE, Marietta, GA 30062. Shareholders who currently receive multiple copies of this Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

Where can I find additional information concerning MiMedx Group, Inc.?

Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2019 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute such information to shareholders at least ten days prior to the Annual Meeting, we will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. We take no responsibility for the accuracy or completeness of information contained in or excerpted from the Company’s proxy statement and any other information disseminated by the Company. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, at [www.MiMedxBoardProxy.com].

Deadline for Shareholder Proposals?

The Company has not yet publicly disclosed the deadline for shareholders to submit a proposal to be included in the Company’s proxy statement for the 2019 Annual Meeting or the deadline to nominate a director or bring other business before the shareholders at the 2019 Annual Meeting. Once the Company publicly discloses these deadlines, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. Proposals of shareholders intended for inclusion in the Company’s proxy statement relating to the 2019 Annual Meeting must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC. Any proposal or nomination for director that a shareholder wishes to propose for consideration at the 2019 Annual Meeting, but does not seek to include in the Company’s proxy 190 days prior to such annual meeting nor less than the later of (A) 90 days prior to the date of such annual meeting and (B) the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of the postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder’s notice as described above.

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CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

Thank you for your support,

Parker H. “Pete” Petit
David J. Furstenberg
Shawn P. George

[ ], 2019

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ANNEX I: INFORMATION ON THE PARTICIPANTS

This proxy solicitation is being made by Parker H. “Pete” Petit (“Mr. Petit”), David J. Furstenberg (“Mr. Furstenberg”) and Shawn P. George (“Mr. George”) (together the “Participants” or the “Nominees”).

The Participants may be deemed to beneficially own, in the aggregate, 4,719,174 shares of Common Stock (representing approximately [4.32]% of the Company’s shares of outstanding Common Stock. Share ownership is reported as of the close of business on May [●], 2019. The percentages contained herein are based upon [109,347,613 shares of Common Stock issued and outstanding as of December 31, 2017 as disclosed by the Company to Mr. Petit on or about February 6, 2018]. As of May [●], the Company has not reported a more recent outstanding share count in any filing made by the Company with the Securities and Exchange Commission.

Of the 4,719,174 shares of Common Stock beneficially owned in the aggregate by the Participants: (i) 4,325,595 shares of Common Stock (including 3,420,854 shares of Common Stock held in record name) are held by Mr. Petit; (ii) 26,580 shares of Common Stock are held by Mr. Furstenberg; and (iii) 366,999 shares of Common Stock are held by Mr. George.

Mr. Petit may be deemed to beneficially own 4,325,595 shares of Common Stock, of which: (i) 4,205,755 shares of Common Stock are held directly by him (including 3,420,854 shares of Common Stock held in record name), (ii) 95,000 shares of Common Stock are held by Mr. Petit’s wife and (iii) 24,840 shares of Common Stock are held by The Petit Family Foundation (the “Foundation”). Mr. Petit had pledged 517,469 shares of Common Stock to Oppenheimer & Co. to secure a margin loan, the outstanding balance of which was approximately $229,998.80 prior to its repayment and the release of the pledged shares in July 2018.

Mr. Furstenberg may be deemed to beneficially own 26,580 shares of Common Stock, of which (i) 21,400 shares of Common Stock are held directly by him, (ii) 1,395 shares of Common Stock are held by his son, Alec Furstenberg (“Alec”), (iii) 785 shares of Common Stock are held by his daughter, Emily Furstenberg (“Emily”) and (iv) 3,000 shares of Common Stock are held by his mother-in-law, Betty Pfeiffer (“Ms. Pfeiffer”, and together with Alec and Emily, the “Furstenberg Family Members”). Mr. Furstenberg may be deemed to beneficially own the shares of Common Stock held by the Furstenberg Family Members as he has full Power of Attorney over their brokerage accounts that contain these shares of Common Stock and votes their shares of Common Stock. Mr. Furstenberg participates in a stock lending program with an unaffiliated third party financial institution with respect to 19,400 shares of Common Stock beneficially owned by him. On May 7, 2019, such shares of Common Stock, which were on loan, were recalled by Mr. Furstenberg.

Mr. George may be deemed to beneficially own 366,999 shares of Common Stock, of which: (i) 161,999 shares of Common Stock are held directly by him in record name, (ii) 200,000 shares of Common Stock are held indirectly by him (including 100,000 shares of Common Stock held in record name indirectly by him as the trustee and beneficiary of the George & Lorensen PLLC PSP-001 FBO Shawn P. George) and (iii) 5,000 shares of Common Stock are held in a trust under the Patricia A. George Trust under Will, of which Mr. George is the trustee. In connection with a revolving line of credit (“Loan”) Mr. George has had in place for many years, he currently has pledged 101,085 shares of Common Stock to Huntington Bank as collateral security. The current outstanding balance on the Loan is $100,000. The annual interest is approximately $5,000 and the Loan balance is not material. An uncured default could trigger Huntington Bank’s right to liquidate the stock under the Loan if Mr. George did not pay the $5000 in annual interest, however, there is no reason to believe that would, or could occur. On March 2, 2017, Hermes Equipment, LLC (“Hermes”) an entity in which Mr. George is a member, sold a late model Superior Highwall Miner and related equipment (“Equipment”) for $6.2 million on an installment basis. Subsequent to the sale, in November of 2017, Hermes refinanced with Summit Bank the loan on the Equipment for $3.875 million.

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In connection with this Summit Bank loan, Mr. George pledged 60,914 shares of Common Stock as additional collateral security for a personal guaranty (the “Guaranty”) to Summit Bank. All Hermes members did so and their obligations under the Guaranty are joint and several. The current outstanding balance of the Summit Loan is approximately $2.9 million. The buyer of the Equipment pays Summit Bank a minimum of $75,000 a month to amortize the Summit Loan. Summit Bank currently also holds a funded reserve account which contains almost $170,000 to fund any shortfall or late payment. Of the original purchase price, the buyer still owes Hermes approximately $4.1 million. The Equipment currently has a fair market value of in excess of $5.5 million and is also pledged as collateral on the Summit Loan. The failure of the buyer to continue to pay timely would trigger Hermes right to repossess and own the Equipment. There is currently a robust market for late model Superior Highwall Miners like the one in question and a re-sale or lease on more favorable terms than the original sale would be likely and avoid any call on the Guaranty. If that would prove not to be the case, then a call on the stock would be possible under the Guaranty.

Each of the Nominees expressly disclaims beneficial ownership of the shares of Common Stock held by the other Nominees. Mr. Petit expressly disclaims beneficial ownership of the shares of Common Stock held by the Foundation. Mr. Furstenberg expressly disclaims beneficial ownership of the shares of Common Stock held by the Furstenberg Family Members. Mr. George expressly disclaims beneficial ownership of the shares of Common Stock held under the Patricia A. George Trust under Will, or of any of his family members or others related by marriage who may own shares.

Each of the Nominees is a United States citizen. The principal business addresses, along with the principal occupation, of each of the Nominees is disclosed in the section titled “PROPOSAL 1: ELECTION OF DIRECTORS” on page [3].

On April 11, 2019 and April 16, 2019, Mr. George sent a letter to the Leon County Court in connection with the Company’s Leon County Court litigation.

As disclosed in this Proxy Solicitation, the Participants could be considered to have a material interest in the Proposals. Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. None of the Nominees (except for Mr. Petit) has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

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Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions in the Common Stock of the Company effected by any of the Participants during the past two years. Unless otherwise noted, all such transactions were effected on the open market.

Mr. Petit		Mr. George

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)

01/05/2019	15,000*	02/20/2018	5,000
02/25/2018	(17,013)**	12/06/2018	100,000
02/22/2018	144,500***
02/22/2018	(26,088)**
02/22/2018	(13,661)**
10/26/2017	12,500***
08/25/2017	(325,000)****
06/26/2017	(25,000)****

* represents shares of Common Stock received by Mr. Petit’s wife as an inheritance.

** represents shares of Common Stock withheld to pay applicable withholdings taxes upon vesting of 1/3 of Restricted Stock Award granted in a prior year.

*** represents Restricted Stock Award granted to Mr. Petit.

**** represents a gift of Common Stock.

Mr. Furstenberg

Trade Date	Amount Acquired (Sold)

11/19/2018	(1,000)
11/13/2018	1,000
11/13/2018	(1,000)
11/13/2018	1,000
11/12/2018	(1,000)
11/12/2018	1,000
11/09/2018	(1,000)
11/08/2018	1,000
11/07/2018	1,000
11/07/2018	1,000
11/07/2018	1,000
10/10/2018	1,000
10/05/2018	1,000
10/05/2018	1,000
09/21/2018	(700)
09/21/2018	(300)
09/21/2018	(200)
09/21/2018	(800)
09/21/2018	(1,000)
07/19/2018	(1,000)
07/10/2018	1,000
07/09/2018	1,000
07/09/2018	(1,000)

17

Trade Date	Amount Acquired (Sold)

07/06/2018	1,000
07/06/2018	1,000
07/02/2018	1,000
07/02/2018	520
07/02/2018	480
07/02/2018	1,000
07/02/2018	1,000
07/02/2018	1,000
07/02/2018	1,000
06/28/2018	(500)
06/27/2018	500
06/26/2018	(193)
06/26/2018	(7)
06/26/2018	(200)
06/26/2018	(100)
06/25/2018	500
06/25/2018	(500)
06/22/2018	(500)
06/13/2018	500
06/13/2018	500
06/12/2018	(500)
06/12/2018	500
06/11/2018	(500)
06/11/2018	500
06/07/2018	(500)
06/07/2018	500
06/01/2018	500
05/30/2018	500
05/23/2018	(1,000)
04/10/2018	(500)
04/10/2018	(500)
04/09/2018	500
04/09/2018	500
03/26/2018	(500)
03/23/2018	500
03/14/2018	(500)
03/13/2018	500
03/13/2018	(500)
03/09/2018	(500)
03/09/2018	500
03/09/2018	500
02/26/2018	(99)
02/26/2018	(401)
02/26/2018	500
02/26/2018	(200)
02/26/2018	(300)
02/26/2018	500
02/23/2018	(500)
02/23/2018	500
02/23/2018	500
02/23/2018	(500)
02/23/2018	(500)
02/23/2018	500
02/22/2018	500
02/22/2018	500
02/21/2018	(500)
02/20/2018	500
02/16/2018	400
02/09/2018	(1,000)
02/09/2018	600
02/08/2018	400
01/26/2018	(1,000)
01/26/2018	(500)

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Trade Date	Amount Acquired (Sold)

01/26/2018	(500)
12/22/2017	(640)
10/25/2017	(500)
10/25/2017	(350)
10/24/2017	500
10/24/2017	350
10/23/2017	140
10/23/2017	500
10/17/2017	(255)
10/09/2017	(500)
10/09/2017	500
10/04/2017	(600)
10/04/2017	(280)
10/03/2017	380
10/03/2017	500
10/02/2017	(500)
09/26/2017	500
09/26/2017	(245)
09/22/2017	(245)
09/20/2017	245
09/20/2017	(500)
09/20/2017	500
09/18/2017	(600)
09/13/2017	600
09/08/2017	500
09/08/2017	500
09/07/2017	500
09/07/2017	(1,000)
09/07/2017	500
09/07/2017	500
09/07/2017	(1,000)
09/07/2017	500
09/07/2017	500
09/06/2017	(500)
09/06/2017	410
09/06/2017	90
09/06/2017	(500)
09/06/2017	500
09/05/2017	(1,000)
08/30/2017	(800)
08/24/2017	500
08/24/2017	500
08/24/2017	300
08/24/2017	300
08/24/2017	200
08/15/2017	(1,000)
08/15/2017	(860)
08/15/2017	(30)
08/15/2017	(110)
08/03/2017	(965)
07/21/2017	78
07/21/2017	297
07/21/2017	25
07/20/2017	(500)
07/20/2017	(300)

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Trade Date	Amount Acquired (Sold)

07/19/2017	500
07/19/2017	300
07/13/2017	(100)
07/13/2017	(400)
07/13/2017	500
07/13/2017	(900)
07/13/2017	400
07/13/2017	400
07/13/2017	100
07/07/2017	(300)
07/07/2017	(100)
07/07/2017	(100)
07/06/2017	500
05/23/2017	(500)
05/23/2017	(500)
05/23/2017	500
05/23/2017	500

On April 20, 2018, Mr. Furstenberg sold 10 put options contracts to an unaffiliated party which gave such party the right to sell 1,000 shares of Common Stock to Mr. Furstenberg at a price of $5 per share at any time through January 17, 2020. On April 8, 2019, Mr. Furstenberg bought back the 10 put option contracts thereby closing out the transaction.

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IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR ALL” of the Nominees by taking three steps:

● VOTING VIA INTERNET by following the instructions on the enclosed WHITE proxy card,

● VOTING BY TELEPHONE by following the instructions on the enclosed WHITE proxy card, or

● SIGNING, DATING AND MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed WHITE voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your shares. Please follow the simple instructions on the enclosed WHITE proxy card.

After signing the enclosed WHITE proxy card, DO NOT SIGN OR RETURN THE COMPANY’S OR PRESCIENCE’S PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a proxy card sent by the Company or Prescience, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Company or Prescience by signing, dating and mailing the enclosed WHITE proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to InvestorCom or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

Banks and Brokers Call Collect: (203) 972-9300

All Others Call Toll-Free: (877) 972-0090

info@investor-com.com

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[Form of WHITE Proxy Card]

PRELIMINARY COPY SUBJECT TO COMPLETION

MIMEDX GROUP, INC.

Proxy Card for 2018 Annual Meeting of Shareholders

Scheduled for June 17, 2019 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY PARKER H. “PETE” PETIT, DAVID J. FURSTENBERG
AND SHAWN P. GEORGE (COLLECTIVELY, THE “NOMINEES”)

THIS BOARD OF DIRECTORS OF MIMEDX GROUP, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints [Parker H. Petit], [John G. Grau] and [Aneliya S. Crawford] and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of MiMedx Group, Inc., a Florida corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be held at [               ] on June 17, 2019 at [     ] [A.M./P.M.] local time, including at any continuations, adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any continuation, adjournment, postponement or substitution thereof that are unknown to the Nominees a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any continuations, adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR ALL” of all three of the nominees listed in Proposal 1 [, “FOR” Proposal 2, “FOR” Proposal 3 and “[●]” Proposal 4]. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: FILL IN VOTING BOXES “■” IN BLACK OR BLUE INK.

We recommend that you vote “FOR ALL” of the Nominees below:

Proposal 1 – Election of the three individuals nominated by the MiMedx Shareholder Group to serve as Class II directors until their respective successors are duly elected and qualified.

Nominees:	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
Parker H. “Pete” Petit David J. Furstenberg Shawn P. George	□	□	□

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote “FOR” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – To adopt a resolution to amend the Bylaws of the Company to require the election of the three Class III Directors of the Board of Directors of the Company (the “Board”) to take place on July 25, 2019 and to prohibit the Board from postponing or canceling such meeting.	□	□	□

22

We recommend that you vote “FOR” Proposal 3:	FOR	AGAINST	ABSTAIN
Proposal 3 – To adopt a resolution that each provision or amendment of the Bylaws of the Company (adopted by the Board and not by the Company’s shareholders) subsequent to October 3, 2018 and prior to July 25, 2019 be repealed, effective as of the time this resolution is approved by the Company’s shareholders.	□	□	□

[We recommend that you vote “[●]” Proposal 4:	FOR	AGAINST	ABSTAIN
Proposal 4 – To ratify the appointment of [______] as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.]	□	□	□

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